UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of  November 2025
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure:  AngloGold Ashanti Operating Statistics for the Three Months and Nine Months Ended 30
September 2025

Reporting method
The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term
“non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti's share of attributable earnings and are not managed by AngloGold Ashanti.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures, including, for example, “total cash costs”, “total cash costs per ounce”,
“all-in sustaining costs”, “all-in sustaining costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure” and “non-
sustaining capital expenditure”. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-
GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in
AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2025, which is available on its website.

Q3 2025 EARNINGS RELEASE: OPERATING STATISTICS	1

OPERATING STATISTICS I GOLD PRODUCTION

GOLD PRODUCTION (000 OUNCES)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	86	71	224	229
Kibali - Attributable 45%(1)	86	71	224	229

AFRICA: MANAGED OPERATIONS	428	301	1,307	894
Iduapriem	60	59	149	187
Obuasi	69	53	194	161
Siguiri(3)	39	71	204	199
Geita	125	118	379	347
Sukari(3)	135	—	381	—

AUSTRALIA	125	160	386	406
Sunrise Dam	52	73	174	193
Tropicana - Attributable 70%	73	87	212	213

AMERICAS	129	125	375	382
Cerro Vanguardia(3)	43	42	137	129
AngloGold Ashanti Mineração(4)	71	67	196	196
Serra Grande	15	16	42	57

Managed operations	682	586	2,068	1,682
Non-managed joint ventures(1)	86	71	224	229
GROUP (2)	768	657	2,292	1,911

Adjusted to exclude Sukari
Managed operations(5)	547	586	1,687	1,682
Non-managed joint ventures(1)	86	71	224	229
GROUP(2)(5)	633	657	1,911	1,911

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Includes gold concentrate from the Cuiabá mine sold to third parties.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE: OPERATING STATISTICS	2

OPERATING STATISTICS I GOLD SOLD

GOLD SOLD (000 OUNCES)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	84	77	219	230
Kibali - Attributable 45%(1)	84	77	219	230

AFRICA: MANAGED OPERATIONS	426	300	1,322	915
Iduapriem	58	60	148	191
Obuasi	68	49	190	163
Siguiri(3)	45	73	210	203
Geita	120	118	385	358
Sukari(3)	135	—	389	—

AUSTRALIA	124	158	384	411
Sunrise Dam	51	72	170	194
Tropicana - Attributable 70%	73	86	214	217

AMERICAS	130	132	377	398
Cerro Vanguardia(3)	47	46	143	140
AngloGold Ashanti Mineração(4)	68	70	193	200
Serra Grande	15	16	41	58

Managed operations	680	590	2,083	1,724
Non-managed joint ventures(1)	84	77	219	230
GROUP(2)	764	667	2,302	1,954

Adjusted to exclude Sukari
Managed operations(5)	545	590	1,694	1,724
Non-managed joint ventures(1)	84	77	219	230
GROUP(2)(5)	629	667	1,913	1,954

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Includes gold concentrate from the Cuiabá mine sold to third parties.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE: OPERATING STATISTICS	3

OPERATING STATISTICS I TOTAL CASH COSTS

TOTAL CASH COSTS* ($m)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	92	75	256	212
Kibali - Attributable 45%(1)	92	75	256	212

AFRICA: MANAGED OPERATIONS	493	354	1,495	1,078
Iduapriem	79	70	221	191
Obuasi	92	61	253	198
Siguiri(3)	90	106	354	335
Geita	126	117	376	354
Sukari(3)	107	—	292	—
Admin and other	(1)	—	(1)	—

AUSTRALIA	205	198	604	542
Sunrise Dam	96	82	286	255
Tropicana - Attributable 70%	100	108	291	262
Admin and other	9	8	27	25

AMERICAS	154	141	450	391
Cerro Vanguardia(3)	49	52	172	134
AngloGold Ashanti Mineração	70	60	185	173
Serra Grande	35	28	91	83
Admin and other	—	1	2	1

CORPORATE AND OTHER(4)	(4)	1	1	(1)

Managed operations	848	694	2,550	2,010
Non-managed joint ventures(1)	92	75	256	212
GROUP (2)	940	769	2,806	2,222

Adjusted to exclude Sukari
Managed operations(5)	741	694	2,258	2,010
Non-managed joint ventures(1)	92	75	256	212
GROUP(2)(5)	833	769	2,514	2,222

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Corporate included non-gold producing managed operations.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE: OPERATING STATISTICS	4

OPERATING STATISTICS I ALL-IN SUSTAINING COSTS

ALL-IN SUSTAINING COSTS* ($m)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	114	96	305	261
Kibali - Attributable 45%(1)	114	96	305	261

AFRICA: MANAGED OPERATIONS	695	512	2,096	1,539
Iduapriem	110	103	298	284
Obuasi	144	101	380	318
Siguiri(3)	126	139	430	419
Geita	175	169	577	518
Sukari(3)	141	—	411	—
Admin and other	(1)	—	—	—

AUSTRALIA	248	230	707	638
Sunrise Dam	125	102	350	309
Tropicana - Attributable 70%	113	119	328	303
Admin and other	10	9	29	26

AMERICAS	227	218	649	594
Cerro Vanguardia(3)	80	80	243	205
AngloGold Ashanti Mineração	99	92	278	266
Serra Grande	47	46	126	122
Admin and other	1	—	2	1

PROJECTS	2	2	6	6

CORPORATE AND OTHER(4)	28	20	94	85

Managed operations	1,200	982	3,552	2,862
Non-managed joint ventures(1)	114	96	305	261
GROUP(2)	1,314	1,078	3,857	3,123

Adjusted to exclude Sukari
Managed operations(5)	1,059	982	3,141	2,862
Non-managed joint ventures(1)	114	96	305	261
GROUP(2)(5)	1,173	1,078	3,446	3,123

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Corporate included non-gold producing managed operations.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE: OPERATING STATISTICS	5

OPERATING STATISTICS I SUSTAINING CAPITAL EXPENDITURE

SUSTAINING CAPITAL EXPENDITURE* ($m)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	26	15	50	49
Kibali - Attributable 45%(1)	26	15	50	49

AFRICA: MANAGED OPERATIONS	168	135	505	387
Iduapriem	23	27	62	80
Obuasi	49	43	127	112
Siguiri(3)	18	24	49	67
Geita	46	41	166	128
Sukari(3)(4)	32	—	101	—

AUSTRALIA	36	25	80	64
Sunrise Dam	28	16	58	38
Tropicana - Attributable 70%	8	9	22	26
Admin and other	—	—	—	—

AMERICAS	50	52	153	143
Cerro Vanguardia(3)	12	19	43	48
AngloGold Ashanti Mineração	25	23	77	68
Serra Grande	13	10	33	27

PROJECTS	—	—	2	3

CORPORATE AND OTHER(6)	1	—	1	1

Managed operations	255	212	741	598
Non-managed joint ventures(1)	26	15	50	49
GROUP(2)	281	227	791	647

Adjusted to exclude Sukari
Managed operations(5)	223	212	640	598
Non-managed joint ventures(1)	26	15	50	49
GROUP(2)(5)	249	227	690	647

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Due to the short timeframe since the acquisition of Sukari in November 2024, sustaining capital expenditure may not accurately reflect typical spending patterns.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
(6) Corporate included non-gold producing managed operations.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE: OPERATING STATISTICS	6

OPERATING STATISTICS I KIBALI

KIBALI(1)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	362	389	1,027	1,218
Underground waste	46	50	166	147
Total underground	408	439	1,193	1,365
Underground ore mined grade (g/tonne)	4.96	4.92	5.11	5.20

Open pit tonnes mined (000 tonnes):
Open pit ore	959	412	1,975	1,414
Open pit waste	4,723	3,763	13,588	11,798
Total open pit	5,682	4,175	15,563	13,212
Open pit mined grade (g/tonne)	1.49	1.58	1.48	1.42

Tonnes milled/processed (000 tonnes):
Underground operations	357	384	1,015	1,204
Open pit operations	578	581	1,798	1,652
Total tonnes milled/processed	935	965	2,813	2,856
Average mill head grade (g/tonne)	3.15	2.58	2.75	2.79
Recovery rate (%)	90.6	89.3	90.1	89.4
Total recovered grade (g/tonne)	2.85	2.30	2.48	2.50

Gold ounces produced oz(000)	86	71	224	229
Gold ounces sold oz(000)	84	77	219	230

Average gold price received*(2) ($/ounce)	3,502	2,502	3,240	2,313
Gold income per segment information ($m)	294	193	711	533

Total cash costs* ($/ounce):
Operating costs	903	928	965	815
By-product credits	(7)	(5)	(6)	(5)
Royalties	171	131	186	114
Total cash costs* ($/ounce produced)	1,068	1,053	1,145	924
Total cash costs* ($m)	92	75	256	212

All-in sustaining costs* ($/ounce):
Total cash costs*	1,068	1,053	1,145	924
Inventory movements	1	(19)	(3)	(7)
Adjusted for decommissioning, inventory amortisation and other	1	1	1	1
Rehabilitation and other non-cash costs	2	17	23	(3)
Lease payment sustaining	(26)	(4)	(3)	5
Sustaining exploration and study costs	—	—	—	—
Sustaining capital expenditure	310	192	229	211
All-in sustaining costs* ($/ounce sold)	1,355	1,241	1,392	1,133
All-in sustaining costs* ($m)	114	96	305	261

Capital expenditure ($m):
Sustaining capital expenditure*	26	15	50	49
Non-sustaining capital expenditure*	20	13	60	40
Total capital expenditure	46	28	110	89

(1) On an attributable basis. Kibali is owned 45% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the attributable US dollar value of gold income revenue metric by the attributable ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE: OPERATING STATISTICS	7

OPERATING STATISTICS I IDUAPRIEM

IDUAPRIEM	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Open pit tonnes mined (000 tonnes):
Open pit ore	1,029	1,000	2,382	3,654
Open pit waste	7,669	8,494	25,147	26,744
Total open pit	8,698	9,494	27,529	30,398
Open pit mined grade (g/tonne)	1.77	1.40	1.70	1.52

Tonnes milled/processed (000 tonnes):
Open pit operations	1,420	1,380	3,771	3,988
Average mill head grade (g/tonne)	1.35	1.34	1.27	1.47
Recovery rate (%)	95.5	95.9	95.1	96.4
Total recovered grade (g/tonne)	1.31	1.32	1.23	1.46

Gold ounces produced oz(000)	60	59	149	187
Gold ounces sold oz(000)	58	60	148	191

Average gold price received*(1) ($/ounce)	3,485	2,483	3,251	2,292
Gold income per segment information ($m)	202	149	480	438

Total cash costs* ($/ounce):
Operating costs	1,153	1,066	1,320	906
By-product credits	(1)	(2)	(1)	(2)
Royalties	170	127	161	117
Total cash costs* ($/ounce produced)	1,321	1,191	1,480	1,021
Total cash costs* ($m)	79	70	221	191

All-in sustaining costs* ($/ounce):
Total cash costs*	1,321	1,191	1,480	1,021
Inventory movements	(6)	(1)	(8)	—
Adjusted for decommissioning, inventory amortisation and other	(2)	(1)	(2)	(1)
Rehabilitation and other non-cash costs	172	37	96	21
Lease payment sustaining	19	49	22	24
Sustaining exploration and study costs	9	—	13	—
Sustaining capital expenditure	389	445	420	421
All-in sustaining costs* ($/ounce sold)	1,902	1,719	2,021	1,487
All-in sustaining costs* ($m)	110	103	298	284

Capital expenditure ($m):
Sustaining capital expenditure*	23	27	62	80
Non-sustaining capital expenditure*	15	22	48	39
Total capital expenditure	38	49	110	119

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE: OPERATING STATISTICS	8

OPERATING STATISTICS I OBUASI

OBUASI	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	322	269	940	808
Underground waste	222	280	592	628
Total underground	544	549	1,532	1,436
Underground ore mined grade (g/tonne)	7.21	6.66	6.55	6.36

Tonnes milled/processed (000 tonnes):
Underground operations	340	279	976	843
Supplemental tailings	—	40	—	130
Total tonnes milled/processed	340	319	976	973
Average mill head grade (g/tonne)	7.09	6.06	7.09	6.05
Recovery rate (%)	89.0	86.9	89.2	85.3
Total recovered grade (g/tonne)	6.31	5.15	6.17	5.14

Gold ounces produced oz(000)	69	53	194	161
Gold ounces sold oz(000)	68	49	190	163

Average gold price received*(1) ($/ounce)	3,497	2,498	3,235	2,292
Gold income per segment information ($m)	238	123	614	372

Total cash costs* ($/ounce):
Operating costs	1,165	1,040	1,153	1,117
By-product credits	(7)	(3)	(5)	(2)
Royalties	173	116	159	116
Total cash costs* ($/ounce produced)	1,331	1,153	1,306	1,231
Total cash costs* ($m)	92	61	253	198

All-in sustaining costs* ($/ounce):
Total cash costs*	1,331	1,153	1,306	1,231
Inventory movements	(4)	(34)	(10)	(9)
Adjusted for decommissioning, inventory amortisation and other	(2)	(3)	(2)	(2)
Rehabilitation and other non-cash costs	61	61	40	41
Lease payment sustaining	—	—	—	—
Sustaining exploration and study costs	4	7	2	8
Sustaining capital expenditure	718	879	667	687
All-in sustaining costs* ($/ounce sold)	2,109	2,063	2,004	1,956
All-in sustaining costs* ($m)	144	101	380	318

Capital expenditure ($m):
Sustaining capital expenditure*	49	43	127	112
Non-sustaining capital expenditure*	8	17	18	37
Total capital expenditure	57	60	145	149

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE: OPERATING STATISTICS	9

OPERATING STATISTICS I SIGUIRI

SIGUIRI(1)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Open pit tonnes mined (000 tonnes):
Open pit ore	1,212	816	4,497	3,445
Open pit waste	5,548	5,519	18,589	16,926
Total open pit	6,760	6,335	23,086	20,371
Open pit mined grade (g/tonne)	1.23	1.36	1.29	1.32

Tonnes milled/processed (000 tonnes):
Open pit operations	1,686	2,754	7,792	8,166
Average mill head grade (g/tonne)	0.81	0.88	0.90	0.91
Recovery rate (%)	88.7	90.4	90.3	83.2
Total recovered grade (g/tonne)	0.72	0.80	0.81	0.76

Gold ounces produced oz(000)	39	71	204	199
Gold ounces sold oz(000)	45	73	210	203

Average gold price received*(2) ($/ounce)	3,354	2,482	3,143	2,321
Gold income per segment information ($m)	151	181	662	472

Total cash costs* ($/ounce):
Operating costs	2,064	1,348	1,509	1,562
By-product credits	(5)	(2)	(2)	(2)
Royalties	271	154	227	128
Total cash costs* ($/ounce produced)	2,331	1,500	1,735	1,687
Total cash costs* ($m)	90	106	354	335

All-in sustaining costs* ($/ounce):
Total cash costs*	2,331	1,500	1,735	1,687
Inventory movements	(54)	5	9	—
Adjusted for decommissioning, inventory amortisation and other	—	—	—	—
Rehabilitation and other non-cash costs	44	29	20	21
Lease payment sustaining	29	19	19	8
Sustaining exploration and study costs	59	27	31	18
Sustaining capital expenditure	396	336	230	329
All-in sustaining costs* ($/ounce sold)	2,804	1,916	2,043	2,062
All-in sustaining costs* ($m)	126	139	430	419

Capital expenditure ($m):
Sustaining capital expenditure*	18	24	49	67
Non-sustaining capital expenditure*	2	6	3	6
Total capital expenditure	20	30	52	73

(1) On a consolidated basis. Siguiri is owned 85% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE: OPERATING STATISTICS	10

OPERATING STATISTICS I GEITA

GEITA	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	745	758	2,161	2,106
Underground waste	359	337	1,073	966
Total underground	1,104	1,095	3,234	3,072
Underground ore mined grade (g/tonne)	3.42	4.31	3.75	4.12

Open pit tonnes mined (000 tonnes):
Open pit ore	1,810	1,022	3,952	2,517
Open pit waste	5,365	5,387	16,888	16,388
Total open pit	7,175	6,409	20,840	18,905
Open pit mined grade (g/tonne)	1.83	1.53	1.80	1.48

Tonnes milled/processed (000 tonnes):
Underground operations	715	689	1,965	1,956
Open pit operations	640	728	1,828	2,067
Total tonnes milled/processed	1,355	1,417	3,793	4,023
Average mill head grade (g/tonne)	3.18	2.87	3.44	2.95
Recovery rate (%)	90.0	90.6	90.3	90.9
Total recovered grade (g/tonne)	2.87	2.60	3.11	2.69

Gold ounces produced oz(000)	125	118	379	347
Gold ounces sold oz(000)	120	118	385	358

Average gold price received*(1) ($/ounce)	3,494	2,511	3,236	2,311
Gold income per segment information ($m)	418	297	1,246	827

Total cash costs* ($/ounce):
Operating costs	815	850	810	881
By-product credits	(7)	(6)	(7)	(5)
Royalties	202	151	189	143
Total cash costs* ($/ounce produced)	1,010	995	993	1,020
Total cash costs* ($m)	126	117	376	354

All-in sustaining costs* ($/ounce):
Total cash costs*	1,010	995	993	1,020
Inventory movements	(26)	1	(3)	(1)
Adjusted for decommissioning, inventory amortisation and other	(5)	(4)	(3)	(3)
Rehabilitation and other non-cash costs	26	7	17	6
Lease payment sustaining	44	51	42	47
Sustaining exploration and study costs	26	30	21	22
Sustaining capital expenditure	390	346	430	358
All-in sustaining costs* ($/ounce sold)	1,464	1,428	1,497	1,449
All-in sustaining costs* ($m)	175	169	577	518

Capital expenditure ($m):
Sustaining capital expenditure*	46	41	166	128
Non-sustaining capital expenditure*	5	4	14	9
Total capital expenditure	51	45	180	137

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE: OPERATING STATISTICS	11

OPERATING STATISTICS I SUKARI

SUKARI(1)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	288	—	842	—
Underground waste	234	—	636	—
Total underground	522	—	1,478	—
Underground ore mined grade (g/tonne)	3.52	—	3.98	—

Open pit tonnes mined (000 tonnes):
Open pit ore	2,533	—	8,144	—
Open pit waste	18,048	—	58,102	—
Total open pit	20,581	—	66,246	—
Open pit mined grade (g/tonne)	1.33	—	1.16	—

Heap leach tonnes mined (000 tonnes):
Heap leach ore mined	—	—	190	—
Heap leach recovered grade (g/tonne)	—	—	0.34	—

Tonnes milled/processed (000 tonnes):
Underground operations	289	—	829	—
Open pit operations	2,941	—	8,175	—
Total tonnes milled/processed	3,230	—	9,004	—
Heap leach placed	—	—	190	—

Average mill head grade (g/tonne)	1.43	—	1.41	—
Recovery rate (%)	88.9	—	89.0	—
Total recovered grade (g/tonne)	1.31	—	1.29	—

Gold ounces produced oz(000)	135	—	381	—
Gold ounces sold oz(000)	135	—	389	—

Average gold price received*(2) ($/ounce)	3,505	—	3,232	—
Gold income per segment information ($m)	476	—	1,256	—

Total cash costs* ($/ounce):
Operating costs	695	—	673	—
By-product credits	(7)	—	(6)	—
Royalties	105	—	99	—
Total cash costs* ($/ounce produced)	793	—	765	—
Total cash costs* ($m)	107	—	292	—

All-in sustaining costs* ($/ounce):
Total cash costs*	793	—	765	—
Inventory movements	—	—	20	—
Rehabilitation and other non-cash costs	5	—	6	—
Lease payment sustaining	6	—	6	—
Sustaining capital expenditure(3)	238	—	261	—
All-in sustaining costs* ($/ounce sold)(3)	1,041	—	1,059	—
All-in sustaining costs* ($m)(3)	141	—	411	—

Capital expenditure ($m):
Sustaining capital expenditure*(3)	32	—	101	—
Non-sustaining capital expenditure*	27	—	83	—
Total capital expenditure(3)	59	—	184	—

(1) On a consolidated basis. Sukari is owned 50% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
(3) Due to the short timeframe since the acquisition of Sukari in November 2024 , sustaining capital expenditure* may not accurately reflect typical spending patterns.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE: OPERATING STATISTICS	12

OPERATING STATISTICS I SUNRISE DAM

SUNRISE DAM	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	598	627	1,840	1,934
Underground waste	199	176	616	533
Total underground	797	803	2,456	2,467
Underground ore mined grade (g/tonne)	2.36	4.22	2.38	3.36

Open pit tonnes mined (000 tonnes):
Open pit ore	98	219	176	243
Open pit waste	3,488	1,584	8,008	6,789
Total open pit	3,586	1,803	8,184	7,032
Open pit mined grade (g/tonne)	1.46	2.06	1.32	1.99

Tonnes milled/processed (000 tonnes):
Underground operations	561	552	1,794	1,777
Open pit operations	425	425	1,089	1,164
Total tonnes milled/processed	986	977	2,883	2,941
Average mill head grade (g/tonne)	1.82	2.81	2.05	2.46
Recovery rate (%)	89.1	87.6	89.0	84.8
Total recovered grade (g/tonne)	1.64	2.31	1.87	2.04

Gold ounces produced oz(000)	52	73	174	193
Gold ounces sold oz(000)	51	72	170	194

Average gold price received*(1) ($/ounce)	3,445	2,471	3,183	2,317
Gold income per segment information ($m)	176	178	542	450

Total cash costs* ($/ounce):
Operating costs	1,766	1,067	1,573	1,265
By-product credits	(10)	(6)	(9)	(6)
Royalties	87	71	81	62
Total cash costs* ($/ounce produced)	1,844	1,132	1,646	1,321
Total cash costs* ($m)	96	82	286	255

All-in sustaining costs* ($/ounce):
Total cash costs*	1,844	1,132	1,646	1,321
Inventory movements	(17)	2	(5)	3
Adjusted for decommissioning, inventory amortisation and other	4	(4)	4	(4)
Rehabilitation and other non-cash costs	(7)	3	(1)	2
Lease payment sustaining	76	62	67	68
Sustaining exploration and study costs	7	5	4	3
Sustaining capital expenditure	532	212	339	195
All-in sustaining costs* ($/ounce sold)	2,439	1,411	2,055	1,589
All-in sustaining costs* ($m)	125	102	350	309

Capital expenditure ($m):
Sustaining capital expenditure*	28	16	58	38
Non-sustaining capital expenditure*	—	—	—	—
Total capital expenditure	28	16	58	38

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE: OPERATING STATISTICS	13

OPERATING STATISTICS I TROPICANA

TROPICANA(1)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	353	370	995	964
Underground waste	109	81	381	270
Total underground	462	451	1,376	1,234
Underground ore mined grade (g/tonne)	3.12	3.13	3.09	3.21

Open pit tonnes mined (000 tonnes):
Open pit ore	649	1,026	1,902	1,751
Open pit waste	9,061	8,928	24,355	26,621
Total open pit	9,710	9,954	26,257	28,372
Open pit mined grade (g/tonne)	1.75	1.57	1.43	1.52

Tonnes milled/processed (000 tonnes):
Underground operations	350	369	992	955
Open pit operations	1,292	1,289	3,821	3,660
Total tonnes milled/processed	1,642	1,658	4,813	4,615
Average mill head grade (g/tonne)	1.58	1.81	1.53	1.59
Recovery rate (%)	89.7	89.7	90.4	89.9
Total recovered grade (g/tonne)	1.39	1.62	1.37	1.43

Gold ounces produced oz(000)	73	87	212	213
Gold ounces sold oz(000)	73	86	214	217

Average gold price received*(2) ($/ounce)	3,501	2,491	3,206	2,317
Gold income per segment information ($m)	253	214	684	503

Total cash costs* ($/ounce):
Operating costs	1,251	1,189	1,290	1,181
By-product credits	(13)	(9)	(13)	(10)
Royalties	125	63	94	59
Total cash costs* ($/ounce produced)	1,364	1,243	1,372	1,230
Total cash costs* ($m)	100	108	291	262

All-in sustaining costs* ($/ounce):
Total cash costs*	1,364	1,243	1,372	1,230
Inventory movements	(3)	6	(11)	6
Adjusted for decommissioning, inventory amortisation and other	2	1	1	1
Rehabilitation and other non-cash costs	(5)	6	1	1
Lease payment sustaining	79	29	73	34
Sustaining exploration and study costs	1	—	1	—
Sustaining capital expenditure	120	104	102	122
All-in sustaining costs* ($/ounce sold)	1,558	1,389	1,537	1,394
All-in sustaining costs* ($m)	113	119	328	303

Capital expenditure ($m):
Sustaining capital expenditure*	8	9	22	26
Non-sustaining capital expenditure*	13	2	44	48
Total capital expenditure	21	11	66	74

(1) On an attributable basis. Tropicana is owned 70% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the attributable ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE: OPERATING STATISTICS	14

OPERATING STATISTICS I CERRO VANGUARDIA

CERRO VANGUARDIA(1)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	120	117	323	317
Underground waste	31	18	80	66
Total underground	151	135	403	383
Underground ore mined grade (g/tonne)	5.71	4.79	5.61	5.44

Open pit tonnes mined (000 tonnes):
Open pit ore	210	212	605	556
Open pit waste	4,626	4,847	13,204	14,010
Total open pit	4,836	5,059	13,809	14,566
Open pit mined grade (g/tonne)	3.36	2.87	3.10	2.76

Heap leach tonnes mined (000 tonnes):
Heap leach ore mined	269	333	675	830
Heap leach recovered grade (g/tonne)	0.58	0.56	0.62	0.57

Tonnes milled/processed (000 tonnes):
Underground operations	100	125	395	390
Open pit operations	194	183	541	523
Total tonnes milled/processed	294	308	936	913
Heap leach placed	483	445	1,449	1,424
Average mill head grade (g/tonne)	3.64	3.63	3.83	3.63
Recovery rate (%)	95.3	95.2	95.7	95.2
Total recovered grade (g/tonne)	1.72	1.76	1.78	1.71

Gold ounces produced oz(000)	43	42	137	129
Gold ounces sold oz(000)	47	46	143	140

Average gold price received*(2) ($/ounce)	3,566	2,535	3,243	2,306
Gold income per segment information ($m)	169	116	464	323

Total cash costs* ($/ounce):
Operating costs	1,716	1,585	1,719	1,489
By-product credits	(838)	(540)	(690)	(617)
Royalties	261	179	223	172
Total cash costs* ($/ounce produced)	1,139	1,224	1,253	1,044
Total cash costs* ($m)	49	52	172	134

All-in sustaining costs* ($/ounce):
Total cash costs*	1,139	1,224	1,253	1,044
Inventory movements	9	(113)	(7)	(34)
Adjusted for decommissioning, inventory amortisation and other	53	71	22	25
Rehabilitation and other non-cash costs	161	97	93	51
Sustaining exploration and study costs	60	46	31	35
Sustaining capital expenditure	269	419	302	339
All-in sustaining costs* ($/ounce sold)	1,691	1,744	1,695	1,460
All-in sustaining costs* ($m)	80	80	243	205

Capital expenditure ($m):
Sustaining capital expenditure*	12	19	43	48
Non-sustaining capital expenditure*	—	—	—	—
Total capital expenditure	12	19	43	48

(1) On a consolidated basis. Cerro Vanguardia is owned 92.50% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE: OPERATING STATISTICS	15

OPERATING STATISTICS I ANGLOGOLD ASHANTI MINERAÇÃO

ANGLOGOLD ASHANTI MINERAÇÃO	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	360	166	1,101	416
Underground waste	409	307	1,093	896
Concentrate ore	60	208	60	681
Total underground	829	681	2,254	1,993
Underground ore mined grade (g/tonne)	5.93	6.56	6.00	6.05

Tonnes milled/processed (000 tonnes):
Underground operations	362	165	1,087	418
Concentrate	61	206	61	685
Total tonnes milled/processed	423	371	1,148	1,103
Average mill head grade (g/tonne)	5.57	6.50	5.99	5.97
Recovery rate (%)	92.3	95.0	91.6	95.7
Total recovered grade (g/tonne)	5.17	5.62	5.32	5.53

Gold ounces produced(1) oz(000)	71	67	196	196
Gold ounces sold(1) oz(000)	68	70	193	200

Average gold price received*(2) ($/ounce)	3,488	2,392	3,231	2,197
Gold income per segment information ($m)	236	166	623	439

Total cash costs* ($/ounce):
Operating costs	997	857	959	849
By-product credits	(72)	(1)	(69)	(1)
Royalties	59	39	54	35
Total cash costs* ($/ounce produced)	983	896	944	883
Total cash costs* ($m)	70	60	185	173

All-in sustaining costs* ($/ounce):
Total cash costs*	983	896	944	883
Inventory movements	11	(33)	3	(9)
Adjusted for decommissioning, inventory amortisation and other	6	8	3	4
Rehabilitation and other non-cash costs	6	14	(2)	4
Lease payment sustaining	83	98	91	104
Sustaining exploration and study costs	2	3	1	3
Sustaining capital expenditure	368	328	398	340
All-in sustaining costs* ($/ounce sold)	1,459	1,315	1,438	1,330
All-in sustaining costs* ($m)	99	92	278	266

Capital expenditure ($m):
Sustaining capital expenditure*	25	23	77	68
Non-sustaining capital expenditure*	10	—	12	—
Total capital expenditure	35	23	89	68

(1) Includes gold concentrate from the Cuiabá mine sold to third parties.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE: OPERATING STATISTICS	16

OPERATING STATISTICS I SERRA GRANDE

SERRA GRANDE	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	268	218	664	638
Underground waste	128	155	349	450
Total underground	396	373	1,013	1,088
Underground ore mined grade (g/tonne)	1.94	2.22	2.11	2.94

Open pit tonnes mined (000 tonnes):
Open pit ore	—	58	2	59
Open pit waste	—	367	—	709
Total open pit	—	425	2	768
Open pit mined grade (g/tonne)	—	1.20	1.31	1.21

Tonnes milled/processed (000 tonnes):
Underground operations	266	219	657	638
Open pit operations	—	55	2	57
Total tonnes milled/processed	266	274	659	695
Average mill head grade (g/tonne)	1.80	1.78	1.99	2.52
Recovery rate (%)	91.9	91.1	92.1	93.0
Total recovered grade (g/tonne)	1.80	1.79	1.97	2.57

Gold ounces produced oz(000)	15	16	42	57
Gold ounces sold oz(000)	15	16	41	58

Average gold price received*(1) ($/ounce)	3,519	2,519	3,277	2,300
Gold income per segment information ($m)	54	42	136	133

Total cash costs* ($/ounce):
Operating costs	2,191	1,750	2,123	1,388
By-product credits	—	—	(2)	—
Royalties	62	50	62	52
Total cash costs* ($/ounce produced)	2,253	1,801	2,184	1,439
Total cash costs* ($m)	35	28	91	83

All-in sustaining costs* ($/ounce):
Total cash costs*	2,253	1,801	2,184	1,439
Inventory movements	(45)	(29)	(12)	4
Adjusted for decommissioning, inventory amortisation and other	50	3	20	(4)
Rehabilitation and other non-cash costs	(130)	229	(101)	68
Lease payment sustaining	140	158	157	132
Sustaining exploration and study costs	—	6	—	3
Sustaining capital expenditure	838	604	804	471
All-in sustaining costs* ($/ounce sold)	3,105	2,773	3,051	2,113
All-in sustaining costs* ($m)	47	46	126	122

Capital expenditure ($m):
Sustaining capital expenditure*	13	10	33	27
Non-sustaining capital expenditure*	—	—	—	—
Total capital expenditure	13	10	33	27

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 12 November 2025
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary